UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 9, 2020

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 9. Other Events

On Friday June 4, 2021, Feel the World, Inc. D.B.A. Xero Shoes (“Xero”), shared First Quarter 2021 results with the investors of TZP Group Investments, L.P. (“TZP GI”), TZP Group Holdings, L.P. (“TZP GH”), and JKLM Advisors, LLC (“JKLM”) (collectively “TZP”) as a part of TZP’s ordinary investor communication newsletter. The following is a summary from that newsletter.

In First Quarter of 2021, Xero generated revenue of $6.9 million   and EBITDA of $1.3 million , an increase of 99% and 833% from the First Quarter 2020 respectively. Revenue and EBITDA for the twelve-month period April 1, 2020 through March 31, 2021 was $26.5 million and $5.3 million, respectively.

The increased revenue in First Quarter, 2021 when compared to the same quarter prior year was primarily driven by increases in direct-to-consumer orders. The increase in the First Quarter 2021 of EBITDA when compared to the same quarter prior year is attributable to higher overall revenue and increased percentage of revenue through the direct-to-consumer channel which has higher gross margins. Xero is in the process of strategically expanding its direct-to-consumer and wholesale channels in the European market, capitalizing on the consumer awareness and acceptance of the natural footwear movement in the European Union. Xero is also in talks with a distribution partner in China that would continue its expansion into key international markets by the end of 2021.

Xero is actively working with TZP management on key initiatives including strategic sourcing, systems infrastructure, retail distribution, business intelligence and supply chain.

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

/s/ Lena Phoenix
Name: Lena Phoenix Title: Chief Financial Officer

Date: June 9, 2021